Northern Lights Fund Trust III

January 31, 2013

Via Electronic Transmission
U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549 Attention: Mr. John Grzeskiewicz

Re:	Northern Lights Fund Trust III Registration Statement on Form N-14/A Filed January 7, 2013 File No. 333-178833 Accession No. 0000910472-13-000058

Dear Sir:

Northern Lights Fund Trust III (the “Trust”), the undersigned registrant, has determined that the amendment filed on EDGAR Form N-14/A on January 7, 2013 (the “Amendment”) to the Trust’s registration with the SEC was filed incorrectly.  The Amendment erroneously referenced the Trust’s registration statement on Form N-1A (File No. 333-178833).  The Amendment should have referenced the registration statement filed on Form N-14 (File No. 333-185875).

Therefore, it is in the best interests of the Trust and the public that the filing be withdrawn.  Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn.  It is our understanding that this application for withdrawal of the Amendment will be deemed granted as of the date that it is filed with the Commission, unless the Trust receives notice from the Commission that this application will not be granted.

Please direct any questions concerning this letter to James P. Ash at (631) 470-2619 or JoAnn Strasser, of Thompson Hine LLP, counsel to the Trust at (614) 469-3265.

Very truly yours,
/s/ James P. Ash
James P, Ash, Secretary, Northern Lights Fund Trust III